Exhibit 99.1

PRESS RELEASE

SMX ANNOUNCES THE SUCCESSFUL COMPLETION OF PROOF OF CONCEPT FOR ETHICAL SOURCING AND AUTHENTICATION OF SILVER IN COOPERATION WITH SMI

New York, April 15, 2024 – SMX (Security Matters) PLC (NASDAQ: SMX; SMXWW), a pioneer in digitizing physical objects for a circular economy, has announced today the successful completion of proof of concept for ethical sourcing and authentication of silver in cooperation with SMI.

SMX have now successfully completed the marking of 2.2 tons of silver within SMI’s operations. The program covered the marking of the silver raw material through continuous manufacturing processes to final products including recycling loops.

The SMX technology was added at the melting stage and the marked silver material was processed into blank (from casting, extrusion, rolling, annealing, blank cutting & recycling), and the quality of the marked intermediate material and final products was evaluated (from billet to blank and recycled blank after several cycles).

The results demonstrated 100% success rates on all marked products all along the production process (from billet to finished product) ensuring the durability and irrefutable proof of quality and Brand authentication of the silver for credible ESG reporting for stakeholders, customers, auditors, and regulators.

Success

●	To implement the SMX Marking System within SMI’s silver process by embedding the technology within the raw material during the melting stage at the authorized facility for Brand authentication.

●	To ensure the durability of SMX Marking System after each stage of the current manufacturing process and provide traceability of the silver during its production process while maintaining silver properties & purity.

●	To demonstrate the flexibility & durability of the SMX Marking System by adjusting the amount of SMX Marking System implemented according to the mass ratio of virgin (unmarked) silver material and ‘marked’ leftover (from previous lot) introduced via melting stage of the continuous manufacturing process, and by processing the newly marked silver all long the production process until final products, while maintaining the silver properties & overall purity.

●	To detect the SMX Marking Systems within the several batches of marked silver after each process stage from casting, hot extrusion, annealing, and blanks cutting and recycling.

●	To demonstrate that the SMX Marking System embedded within silver does not affect the material or the mechanical properties of the material and final product and complies with all specifications (grade composition, restriction limits & purity).

Outcomes

SMX successfully implemented its Marking System across several batches of the silver at the melting stage and was able to differentiate marked from unmarked silver material, providing Brand authentication of the silver material.

SMX Marking System was successfully detected throughout the silver production process from melting, casting, hot & cold rolling, annealing to blank cutting & recycling, demonstrating its durability and traceability functionality.

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PRESS RELEASE

The SMX Marking System provided a non-destructive way of tracing, identifying, authenticating, and validating the marked silver. This was confirmed during blind testing where 100% of all samples were read successfully.

The SMX Marking System was confirmed to deliver the results while ensuring all the mechanical and material properties remained intact covering tensile microstructure, hardness, and grain size.

SMI and SMX are now evaluating potential next steps.

For further information contact:

SMX GENERAL ENQUIRIES	Follow us through our social channel @secmattersltd

E: info@securitymattersltd.com	@smx.tech

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

About SMI

Sunshine Minting Inc. (SMI) is headquartered in Henderson, Nevada and is of the world’s largest suppliers of precious metal products for the minting and bullion industry globally. SMI has been supplying quality products and services to the Mint industry (Blanks, Bullion, and Custom Minting) for over 30 years; and has a proven track record for quality and innovation that has helped to re-define the standard around the globe. An ISO 9001:2015 Certified Company (certified by DNV), SMI manufactures and supplies fine silver and fine gold products, as well as platinum products to government and private mints and to prominent, well-known financial institutions and marketing companies worldwide.

SMI operates four manufacturing facilities on two continents; Henderson, Nevada; Coeur d’Alene, Idaho; Providence, Rhode Island; and Shanghai, China.

SMI produces products in accordance with the stringent specifications demanded by our government mint customers. Our proficient, up-to-date laboratory facility ensures that all products fulfill the specified requirements of our customers. Our customers are worldwide in North America, South America, Asia, and Europe.

Its gold and silver bullion products are sold by most of the major bullion dealers, financial institutions, and distributors around the world. It has an established reputation for quality, consistency, and capacity as well as for embracing innovative concepts and technology in the precious metal industry. SMI’s brand is on most widely recognized private minting brand lists. SMI silver bars and rounds range in weight from 1 gram to 100 ounces. Gold bars and rounds range from 1 gram to 1 kilogram and most of our gold product is packaged in customized Tamper Evident Packaging (TEP). All of SMI Branded Bullion products contain our innovative MintMark SI™ Anti-Counterfeit technology.

Sunshine Minting Inc. is a brand that symbolizes precious metal fineness, exceptional quality, and service. It is the leading manufacturer of products for the minting and bullion industry, and is committed to meeting customer requirements by providing quality products with cost-effective processes, innovative technology, and timely delivery.

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PRESS RELEASE

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: matters relating to the Company’s fight against abusive and possibly illegal trading tactics against the Company’s stock; successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of silver, gold, steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; any lingering effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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